Brenda K.  Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

September 22, 2010

By EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:	Rhino Resource Partners LP (the “Registrant”)
Amendment No. 4 to Registration Statement on Form S-1
Filed August 27, 2010
File Number 333-166550
Further Response to Comment 1

Ladies and Gentlemen:

On behalf of the Registrant, on September 20, 2010, we filed through EDGAR and separately forwarded courtesy copies of (1) Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which was marked to show changes made to Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and (2) a letter setting forth responses of the Registrant to comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2010 (the “September Comment Letter”).  A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth a further response of the Registrant to Comment 1, as clarified in a telephone conversation with the Staff on Wednesday, September 22, 2010.  For your convenience, we have repeated in bold type Comment 1 exactly as set forth in the September Comment Letter, immediately after which the Registrant’s further response is set forth.

General

1.                        Please submit via EDGAR all correspondence that you provided to the staff, and also be sure to follow the requirements of Rule 83 with regard to any materials

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com that you intend to omit from the version(s) of your correspondence that you submit via EDGAR, as that rule requires.

Response: The Registrant respectfully clarifies that the following four letters were submitted supplementally to the Staff in connection with the Registrant’s response to the Staff’s letter dated July 30, 2010 (the “July Comment Letter”) and hereby submits via EDGAR such correspondence as required by Rule 83 and Regulation S-T.

(1) A confidential treatment and Rule 418(b) request, dated August 27, 2010, with respect to confidential information contained in Supplemental Letter No. 1 (defined below) was submitted to certain members of the Staff and the Commission’s Office of FOIA and Privacy Act Operations in accordance with the requirements of Rule 83.  At the Staff’s request, a copy of this letter was submitted to certain other members of the Staff on September 22, 2010.  In accordance with Rule 102(c)(1)(i) of Regulation S-T, this confidential treatment request is not submitted in electronic form herewith.

(2) “Supplemental Letter No. 1”, dated August 27, 2010, contained responses to and additional information requested pursuant to Comments 3 and 9 of the July Comment Letter.  Supplement Letter No. 1 is attached hereto as Annex A, and redacted to exclude the information for which confidential treatment was requested, in accordance with Rules 102(c)(1)(i) and (2) of Regulation S-T and Rule 83.

(3) “Supplemental Letter No. 2”, dated August 27, 2010, contained a revised copy of the roadshow presentation. The cover letter to Supplemental Letter No. 2 is attached hereto as Annex B.  However, in accordance with Rule 102(c)(7) of Regulation S-T, the slide presentation is not submitted in electronic form herewith.

(4) An additional letter submitted to the Staff on August 30, 2010 contained a legend identifying changes made to the revised roadshow presentation, which was inadvertently omitted from Supplemental Letter No. 2. The cover letter to the August 30 submission is attached hereto as Annex C. However, in accordance with Rule 102(c)(7) of Regulation S-T, the legend is not submitted in electronic form herewith.

2

Please direct any questions that you have with respect to the foregoing to the undersigned at (212) 237-0133, Mike Rosenwasser at (212) 237-0019 or Adorys Velázquez at (212) 237-0036, each of Vinson & Elkins L.L.P.

Very truly yours,

/s/ BRENDA K. LENAHAN
Brenda K. Lenahan

cc:	Mark Shannon (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
Tracey L. McNeil (SEC)
Timothy S. Levenberg (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Adorys Velázquez (Vinson & Elkins L.L.P.)

3

ANNEX A

Brenda K. Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

August 27, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
RHINO RESOURCE PARTNERS LP
PURSUANT TO 17 C.F.R. SECTION 200.83

Re:	Rhino Resource Partners LP (the “Registrant”)
Amendments Nos. 2 and 3 to Registration Statement on Form S-1
Filed July 19 and 23, 2010
File Number 333-166550

Ladies and Gentlemen:

The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No.  4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes made to Amendment No. 3 to the Registration Statement, filed July 23, 2010.

We set forth the responses of the Registrant to the comments and requests for additional information of the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated July 30, 2010 (the “Comment Letter”), with respect to the above captioned filing and as clarified in the telephone conversation with the Staff on Monday, August 2, 2010, in a response letter of even date herewith that was furnished through EDGAR as correspondence (the “Response Letter”).  As referred to in the Response Letter, the Registrant has included herewith confidential supplemental materials in response to certain comments included in the Comment Letter (the “Confidential Information”).

Pursuant to Rule 418(b) of the Securities Act of 1933, the Confidential Information is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of the Registration Statement.  Pursuant to Rule 418(b), we request, on behalf of the Registrant, that the Confidential Information be returned to the undersigned or Adorys Velazquez immediately following the completion of the Staff’s review thereof.  We

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com have respectfully reserved the right to request that the Confidential Information be returned to us at an earlier date. We have included a pre-paid, pre-addressed shipping label to facilitate the return of the Confidential Information.

For your convenience, the comments and requests for additional information provided by the Staff for which the Registrant is providing the Confidential Information have been repeated in bold type exactly as set forth in the Comment Letter.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 4. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information in this letter is provided on behalf of the Registrant.

Roadshow Slides

3.                             Where you reference third party support for your assertions, please provide us with copies of the referenced materials or appropriate excerpts, clearly marked to show the support for each statement you make in that regard.  For those statistics or assertions lacking referenced support, identify the source for the information and provide us with the same type of marked materials.  For example, we note the reference at slide 12 to “met coal spot prices [in] the $200 per ton range.”

Response: The requested referenced materials are included herewith as Exhibit 3A.

9.                                      Footnote (7) of your table indicates that you forecast a substantial increase in the net income of your joint venture, and the joint venture agreement requires the distribution of all available funds to its members.  Please tell us how this statement comports with the statements you made in the paragraph that begins with a reference to ASC 810-10-15-14(a) on page 4 of Exhibit 47A of your confidential submission dated June 18, 2010.

Response:  [REDACTED]

Please direct any questions that you have with respect to the foregoing to the undersigned at (212) 237-0133, Mike Rosenwasser at (212) 237-0019 or Adorys Velázquez at (212) 237-0036, each of Vinson & Elkins L.L.P.

Very truly yours,

/s/ BRENDA K. LENAHAN
Brenda K. Lenahan

cc:	Mark Shannon (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
Tracey L. McNeil (SEC)
Timothy S. Levenberg (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Adorys Velázquez (Vinson & Elkins L.L.P.)

ANNEX A

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
RHINO RESOURCE PARTNERS, L.P.
PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT 3A

[REDACTED]

ANNEX B

Christian E. Mathiesen  cmathiesen@velaw.com
Tel 212.237.0027  Fax 917.849.5377

August 27, 2010

By FedEx

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:	Rhino Resource Partners LP
Registration Statement on Form S-1
Commission File No. 333-166550

Ladies and Gentlemen:

On behalf of Rhino Resource Partners LP (the “Registrant”), we hereby supplementally provide a revised copy of the slide presentation to be used by the Registrant in connection with its “road show,” with all changes from the initial set provided by the Registrant on July 20, 2010. The presentation is attached hereto as Annex A.  Please contact Brenda K. Lenahan at (212) 237-0133 or Adorys Velázquez at (212) 237-0036 if you have any questions regarding the enclosed presentation.

Very truly yours,

/s/ CHRISTIAN E. MATHIESEN
Christian E. Mathiesen

cc:	Mark Shannon (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
Tracey L. McNeil (SEC)
Timothy S. Levenberg (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Adorys Velázquez (Vinson & Elkins L.L.P.)

B-1

ANNEX C

Christian E. Mathiesen  cmathiesen@velaw.com
Tel 212.237.0027  Fax 917.849.5377

August 30, 2010

By FedEx

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:	Rhino Resource Partners LP
Registration Statement on Form S-1
Commission File No. 333-166550

Ladies and Gentlemen:

On behalf of Rhino Resource Partners LP (the “Registrant”), we hereby supplementally provide a slide indicating all changes made to the presentation to be used in connection with the Registrant’s “road show” since the initial set provided to the Staff by the Registrant on July 20, 2010. The slide is attached hereto as Annex A.  Please contact Brenda K. Lenahan at (212) 237-0133 or Adorys Velázquez at (212) 237-0036 if you have any questions regarding the enclosed material.

Very truly yours,

/s/ CHRISTIAN E. MATHIESEN
Christian E. Mathiesen

cc:	Mark Shannon (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
Tracey L. McNeil (SEC)
Timothy S. Levenberg (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Adorys Velázquez (Vinson & Elkins L.L.P.)

C-1